Exhibit 10.1

* Omitted and filed separately with the SEC pursuant to a confidential treatment request.

ADVANCE PAYMENT AND PURCHASE AGREEMENT

THIS ADVANCE PAYMENT AND PURCHASE AGREEMENT (this "Agreement"), is entered into as of September 10, 2004 (the "Effective Date"), by and between Lattice Semiconductor Corporation, having an office at 5555 NE Moore Court, Hillsboro, OR 97124, ("Lattice") and Fujitsu Limited, having an office at Akiruno Technology Center, 50 Fuchigami, Akiruno, Tokyo, 197-0833, Japan ("Fujitsu").

RECITALS

A.	Lattice is in the business of, among other things, designing, developing and marketing high performance programmable logic devices and related software.
B.	Fujitsu is in the business of, among other things, fabricating semiconductor wafer products according to third-party requirements and specifications.
C.
Lattice and Fujitsu have previously established a business relationship wherein Fujitsu fabricates 200mm semiconductor wafers according to specifications agreed between the parties and Lattice buys such wafers from Fujitsu via Fujitsu’s subsidiary, Fujitsu Microelectronics America, Inc.

D.	Lattice and Fujitsu mutually desire to deepen their current business relationship and establish a good faith commitment for a long-term business alliance between the two companies.
E.
In connection with the foregoing intentions, Lattice wishes to provide an advance payment of money to Fujitsu to be used for the establishment of a new semiconductor wafer fabrication facility, including but not limited to the construction of the facilities and installation of fabrication equipments, and Fujitsu wishes to provide to Lattice 300mm wafers using certain proprietary technologies, all in accordance with the terms and conditions of this Agreement.

AGREEMENT

1.  Definitions.

1.1  "300mm Wafers" will mean the 300mm semiconductor wafers fabricated by Fujitsu at the New Facility for delivery and sale to Lattice under this Agreement and the Product Supply Agreements.

1.2  "90nm Process Technology" will mean the 90nm logic Process Technology, presently designated as CS100 A/L-G, as the first Process Technology installed for Lattice at the New Facility to manufacture 300mm Wafers.

1.3  "65nm Process Technology" will mean the advanced 65nm logic Process Technology projected to be developed by Fujitsu for use by Lattice currently as set forth in Exhibit D.

1.4  "* Process Technology" will mean the * Process Technology projected to be developed by Fujitsu for use by Lattice currently as set forth in Exhibit D.

1.5  "* Process Technology" will mean a * Process Technology with * projected to be developed by Fujitsu or jointly by the parties.

1.6  "Advance Payment" will mean the One Hundred Twenty-Five Million U.S. Dollar (US$125,000,000) payment to be made by Lattice to Fujitsu in the manner described in Section 4.

1.7  "Akiruno Facility" will mean the Fujitsu 200mm semiconductor wafer fabrication facility located in Akiruno, Japan.

1.8  "Developed Technology" will mean, collectively, the * Process Technology, the 65nm Process Technology, the * Process Technology, and any other Process Technologies as mutually agreed by the parties.

1.9  "Equipment" will mean the semiconductor fabrication equipment that Fujitsu will install in the New Facility for purposes of fabricating 300mm Wafers.

1.10  "Force Majeure Event" will have the meaning ascribed to it in Section 13.13.

1.11   "New Facility" will mean the Fujitsu 300mm semiconductor wafer fabrication facility to be constructed in Mie, Japan.

1.12  "PLD" will mean any semiconductor or integrated circuit device designed principally for *.

1.13  "Price" will mean the price at which Fujitsu will sell and Lattice will purchase the 300mm Wafers and Reticles pursuant to Section 7.1 and a Product Supply Agreement.

1.14  "Process Technology" will mean a CMOS wafer manufacturing process used for 90 nm and/or 65nm generation, which will be used at the New Facility to fabricate 300mm Wafers. The Process Technology will include (a) all process flow, process steps, process conditions (and modifications thereto) used to manufacture semiconductor wafers at the New Facility as well as (b) all methods, formulae, procedures, technology and know-how associated with such process steps and process conditions.

1.15  "Products" will mean Lattice’s PLDs produced from the 300mm Wafers provided by Fujitsu to Lattice under this Agreement. The Products will be ordered, fabricated, delivered and sold pursuant to the terms and conditions of Product Supply Agreement(s).

1.16  "Projected New Facility Completion Schedule" will have the meaning ascribed to it in Section 3.1.2 and as set forth in Exhibit A.

1.17  "Product Supply Agreement(s)" will mean the agreement(s) by and between Fujitsu and Lattice for the Process Technology pursuant to which Fujitsu agrees to sell and Lattice agrees to purchase the 300mm Wafers for the Products manufactured using such Process Technology.

1.18  "Qualification Wafers" will mean the 300mm Wafers used to test and evaluate the performance of a Product or Process Technology, as applicable.

1.19  "Reticles" will mean the reticles produced by Fujitsu for each type of Product, used in the development and fabrication of the 300mm Wafers or qualification of a Process Technology, as applicable.

1.20  "Subsidiary" will mean any corporation, partnership, joint venture or other legal entity which agrees in writing to be bound by the terms and conditions of this Agreement and more than fifty percent (50%) of whose ownership rights are controlled directly or indirectly by Fujitsu or Lattice, as the case may be, but only so long as such control exists.

1.21  "Supply Commitment" will have the meaning ascribed to it in Section 3.1.1.

1.22  "Target Defect Densities" will mean the anticipated target defect density levels for the 300mm Wafers as described on Exhibit C.

2.    Representations.

2.1    Representations of Fujitsu. In order to induce Lattice to enter into this Agreement and to make the Advance Payment hereunder, Fujitsu hereby represents and warrants that:

2.1.1    Corporate Status. Fujitsu (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) has the corporate power to own or lease its assets and to transact the business in which it is currently engaged and (c) is in compliance with all requirements of law except to the extent that the failure to comply therewith will not materially affect the ability of Fujitsu to perform its obligations under this Agreement.

2.1.2    Corporate Authority. (a) Fujitsu has the corporate power, authority and legal right to execute, deliver and perform this Agreement and has taken as of the date hereof all necessary corporate action to execute this Agreement, (b) the person executing this Agreement has actual authority to do so on behalf of Fujitsu and (c) there are no outstanding assignments, grants, licenses, encumbrances, obligations or agreements, either written, oral or implied, that prohibit execution of this Agreement.

2.1.3    Ownership of the Site. Fujitsu has such right, title and interest in and to the real property on which the New Facility will be constructed and the structures located thereon as is required to permit the operation of the New Facility as contemplated to be conducted under this Agreement.

2.2    Representations of Lattice. In order to induce Fujitsu to enter into this Agreement and to make the Supply Commitment hereunder, Lattice hereby represents and warrants that:

2.2.1    Corporate Status. Lattice (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) has the corporate power to own or lease its assets and to transact the business in which it is currently engaged and (c) is in compliance with all requirements of law except to the extent that the failure to comply therewith will not materially affect the ability of Lattice to perform its obligations under this Agreement.

2.2.2    Corporate Authority. (a) Lattice has the corporate power, authority and legal right to execute, deliver and perform this Agreement and has taken as of the date hereof all necessary corporate action to execute this Agreement, (b) the person executing this Agreement has actual authority to do so on behalf of Lattice and (c) there are no outstanding assignments, grants, licenses, encumbrances, obligations or agreements, either written, oral or implied, that prohibit execution of this Agreement.

2.2.3    Capability of Making Advance. Lattice has prepared and has enough capability to make the Advance Payment to Fujitsu in accordance with the schedule as ascribed in Section 4.

3.  Description and Operation of the New Facility

3.1  Description of the New Facility.

3.1.1  Foundry at the New Facility. Fujitsu hereby agrees to construct the New Facility and to install the Equipment therein to produce 300mm Wafers. The first Process Technology used to manufacture the 300mm Wafers will be the 90nm Process Technology. The Developed Technology will be used subsequently subject to separate agreement between the parties. Fujitsu will use its best efforts to achieve and maintain sufficient foundry capacity to manufacture the 300mm Wafers for Lattice ("Supply Commitment") according to Lattice’s forecast, as currently set forth on Exhibit B, which will be updated periodically.

3.1.2  Completion Schedule. The projected completion schedule for the construction and facilitization of the New Facility (the "Projected New Facility Completion Schedule") is set forth in Exhibit A attached hereto, and the projected 300mm capacity plan is set forth in Exhibit E attached hereto.

a)  In the event Fujitsu has reason to believe that any item in the Projected New Facility Completion Schedule designated as a "Construction Milestone" will be delayed by more than thirty (30) calendar days, Fujitsu will promptly notify Lattice in writing and (i) explain the reason for the delay, (ii) describe the estimated amount of time that construction will be delayed, and (iii) describe the action that Fujitsu will take to minimize the delay.

b)  Without limiting the foregoing, (i) if Fujitsu cancels development or construction of the New Facility at any time prior to completion or (ii) if achievement of the milestone labeled "Mass Production Milestone" is delayed by more than six (6) months after the date set forth on the Projected New Facility Completion Schedule (more than nine (9) months if due to a Force Majeure Event), then, in each such case, Lattice will have the option, in its sole discretion and subject to the dispute resolution process provided in Section 13.2, of terminating this Agreement by delivering written notice to Fujitsu pursuant to Section 12.

3.2  Installation of Process Technology.

3.2.1  90nm Process Technology. Fujitsu will install its 90nm Process Technology in the New Facility according to the Projected New Facility Completion Schedule. Fujitsu will be responsible for all costs of such installation, including qualification of such process.

3.2.2    Developed Technology. Fujitsu will develop and install the Developed Technology in the New Facility subject to separate agreement between the parties. Fujitsu will be responsible for all costs of such installation, including qualification of such processes unless otherwise agreed between the parties.

3.3  Product Qualification Wafers and Reticles. Fujitsu will provide the Reticles and Qualification Wafers at no charge to Lattice for qualification of Products on 300mm Wafers that have first taped-out to the Akiruno Facility. Lattice will bear the cost of Reticles and Qualification Wafers for other Products that have not first taped-out to the Akiruno Facility.

4.  Advance Payment.

4.1  Advance Payment. Lattice will pay to Fujitsu an amount equal to One Hundred Twenty-Five Million U.S. Dollars (US$125,000,000) (the "Advance Payment"), which will be credited against certain future purchases by Lattice of 300mm Wafers as provided in Section 5.2. The Advance Payment will be made in the following installments:

4.1.1  First installment of Twenty-Five Million U.S. Dollars (US$25,000,000) within thirty (30) days after the Effective Date.

4.1.2  Second installment of Twenty-Five Million U.S. Dollars (US$25,000,000) within thirty (30) days after satisfactory confirmation by Fujitsu of full completion of the installation of the Equipment at the New Facility for the initial manufacturing line for 300mm Wafers.

4.1.3  Third installment of Thirty-Seven Million Five Hundred Thousand U.S. Dollars (US$37,500,000) within thirty (30) days after satisfactory confirmation by Fujitsu of the first process qualification at the New Facility in accordance with applicable Product Supply Agreement for 300mm Wafers for the Products using Lattice Products on the 90nm Process Technology.

4.1.4  Fourth installment of Thirty-Seven Million Five Hundred Thousand U.S. Dollars (US$37,500,000) within thirty (30) days from Fujitsu’s shipment of the first lot of 300mm Wafers for Products manufactured at the New Facility and meeting the Target Defect Density as set forth in Exhibit C.

4.2  Failure to Make Advance Payment. In the event Lattice has reason to believe that any item in the schedule to make the Advance Payment set forth in Section 4.1 will be delayed, Lattice will promptly notify Fujitsu in writing and (i) explain the reason for the delay, (ii) describe the estimated time that such Advance Payment will be delayed. The parties shall consult to reschedule whole procedure and timing set forth in this Agreement.

4.3  Payment Method. All payments made by Lattice to Fujitsu will be in immediately available funds and will be made by wire transfer in U.S. Dollars to a bank account designated by Fujitsu.

5.  Product Purchases and Credit of Advance Payment.

5.1  Purchase of Products.

5.1.1  Wafer Capacity. Lattice intends to buy Products from Fujitsu in such quantities and with such 300mm Wafer capacity as is determined by Lattice and Fujitsu, based on Exhibit B attached hereto.

5.1.2  General Terms and Conditions. Fujitsu will fabricate and supply the 300mm Wafers for Products to Lattice pursuant to terms and conditions for the prototype wafer fabrication, wafer fabrication, order and acceptance, shipping, insurance, warranty, and other standard terms and conditions as set forth in a Product Supply Agreement to be entered into with respect to each Process Technology. The parties hereby express their good-faith commitment to enter into all Product Supply Agreements required to implement the terms and conditions of this Agreement. Fujitsu agrees to provide and Lattice agrees to purchase all 300mm Wafers covered by this Agreement in the manner required by the Product Supply Agreements. The parties acknowledge that a target of defect densities, turn around times, and other customary items will be reviewed and amended from time to time by the parties hereto, and will be incorporated into all Product Supply Agreements.

5.1.3  Limited Exclusivity. For a period beginning on the date of commencement of mass production of Products using a specific Process Technology at the New Facility ("Mass Production Commencement Date") and ending * ("Exclusivity Period"), Lattice will be the exclusive PLD market foundry customer of Fujitsu for such Process Technology. During the Exclusivity Period, Fujitsu agrees that *. Notwithstanding the foregoing, the parties shall discuss in good faith a mutual early termination of an Exclusivity Period if actual loading of Products is substantially below the forecasted volume, as currently set forth on Exhibit B, which will be updated periodically.

5.1.4  Scope of Business. The parties acknowledge and agree that Fujitsu may develop, fabricate, offer, market, sell or deliver its products existing as of the date hereof (including succeeding products thereof), notwithstanding the limited exclusivity ascribed in Section 5.1.3.

5.2  Credit of Advance Payment. The One Hundred Twenty-Five Million U.S. Dollars (U.S.$125,000,000) Advance Payment (once paid, referred to as the "Credited Amount") will be repaid through means of an offsetting adjustment in the amount of one hundred percent (100%) of the Price, as described in Section 7, for 300mm Wafers purchased hereunder. The then current Price for all purchases by Lattice of 300mm Wafers will be offset cumulatively against the Credited Amount until the aggregate dollar value of the Price for all 300mm Wafers purchased by Lattice equals the amount of the Credited Amount.

5.3  Free 300mm Wafers. As a consideration for Lattice’s payment of the Advance Payment, Fujitsu will provide Lattice with * free 300mm Wafers whenever the aggregated amount of the 300mm Wafers shipped by Fujitsu reaches every * 300mm Wafers while the Credited Amount exists, provided that, all the 300mm Wafers for which free 300mm Wafers will be provided are paid for by offsetting the Price thereof against the Credited Amount. The Credited Amount will not be reduced by the Price of such free 300mm Wafers. Lattice will not receive free 300mm Wafers with respect to any 300mm Wafers purchased by Lattice other than through reduction of the Credited Amount.

5.4  Calculation of Aggregate Value of 300mm Wafers Purchased. The Credited Amount will be offset and reduced at the end of each calendar month by an amount equal to the then current Price multiplied by the number of 300mm Wafers shipped from the New Facility (or other facility, if approved by Lattice in accordance with Section 6.5.1(c)) to Lattice during such calendar month in a manner to be agreed upon by the parties. The then current Credited Amount balance will be increased at the end of each calendar month as applicable, to adjust for 300mmWafers previously offset against the Credited Amount but subsequently returned by Lattice to Fujitsu for credit in accordance with the applicable Product Supply Agreement. Any replacement 300mm Wafers made for such returned 300mm Wafers for the Product shall not be included in the amount calculated to grant such free 300mm Wafers. No adjustment to the Credited Amount will be made for free wafers, or for any 300mm Wafers paid for by Lattice outside of this Agreement.

5.5  Invoices; Reports. Fujitsu shall issue invoices, Return Material Authorizations (RMAs) and other reports pertaining to the sale and purchase of 300mm Wafers for Products in accordance with applicable Product Supply Agreements. Within ten business (10) days after the end of each month, Fujitsu will deliver to Lattice a written report describing (a) the then outstanding balance of the Credited Amount (after application of all prior offsets, reductions, and credits), and (b) the number of 300mm Wafers shipped to Lattice and 300mm Wafers returned to Fujitsu by Lattice for credit during such calendar month, and the Price for each such 300mm Wafer. Within ten (10) business days from the receipt of such report, Lattice will review the accuracy and completeness of such report. Lattice will notify Fujitsu of its approval of the report, or any inaccuracies or incompleteness and Fujitsu will research such claim. If the parties determine any such inaccuracy, Fujitsu will make the applicable changes to such reports, to be confirmed by Lattice.

6.  Forecasts; Purchase Orders; Supply Commitment. Forecast methodologies, purchase orders and acknowledgment mechanisms, supply commitments, and processes for adjusting to changes will be specified in greater detail in each Product Supply Agreement, based on the following general principles:

6.1  Forecasting and Supply Commitment.

On or before the 15th of each month during the term of this Agreement, Lattice will provide Fujitsu with a * forecast ("Lattice Forecast") which will set forth the estimated quantity of 300mm Wafers to be fabricated by Fujitsu at the New Facility pursuant to purchase orders issued by Lattice. Fujitsu commits to supply Lattice with sufficient foundry capacity to deliver the amount of 300mm Wafers listed in each Lattice Forecast delivered hereunder. In the event that a Lattice Forecast exceeds the Supply Commitment, then the parties will discuss in good faith alternatives for meeting the requirements in such Lattice Forecast.

6.2  Business Meetings; Long-range Forecasts. The parties will attempt to hold business meetings to discuss issues arising under this Agreement quarterly, but in no event less than three times annually. At each such meeting, Lattice will provide Fujitsu with a * forecast setting forth the estimated quantity of 300mm Wafers to be fabricated by Fujitsu, and Fujitsu will provide Lattice with a * forecast of its capacity plan for each Process Technology in the New Facility. In addition, Lattice will provide Fujitsu with its tape-out plans for forecasted 300mm Wafers, and Fujitsu will provide Lattice with its forecasted Process Technology road map. All of these forecasts and plans will be provided only for forecasting purposes and will not bind either party legally.

6.3  Ordering and Delivery. Lattice will place purchase orders for the 300mm Wafers in accordance with the applicable Product Supply Agreement. Fujitsu will fabricate and deliver the 300mm Wafers based on the applicable Product Supply Agreement and such purchase orders.

6.4  Excess Capacity. If Lattice requests to purchase 300mm Wafers in excess of Lattice Forecast ("Excess Capacity"), Fujitsu will use its best efforts to provide Lattice Excess Capacity in the manner specified below:

6.4.1  First, Lattice will specify in writing the amount of Excess Capacity required, the 300mm Wafers it desires to purchase, and the date from which such Excess Capacity is required.

6.4.2  Second, Fujitsu will then determine in good faith how much capacity is available and notify Lattice of its determination. *

6.4.3  Third, the parties will then mutually agree upon a preliminary excess capacity allocation.

6.5  Short-Term Failure to Meet Supply Commitment.

6.5.1  Failure Due to Fujitsu. In the event that (a) Fujitsu fails to fulfill the Supply Commitment by the end of any month or (b) Fujitsu has reason to believe that it will be unable to fulfill the Supply Commitment by the end of such month, then Fujitsu will take the following measures:

a)  First, Fujitsu will promptly notify Lattice in writing and describe the nature of the difficulty.

b)  Second, Fujitsu will use its best efforts to remedy the difficulty in an expeditious manner.

c)  Third, in the event that a delay is expected to exceed one (1) month, Fujitsu will use its best efforts to make available sufficient capacity at the Akiruno Facility or any other Fujitsu facility (if technically feasible), to cover the deficiency between the 300mm Wafers ordered and the actual capacity at the New Facility. If such deficiency is covered by Fujitsu providing capacity at another Fujitsu facility, the parties will discuss whether and how the Credited Amount will be offset. The parties acknowledge, however, that Fujitsu cannot guarantee the availability of alternative capacity.

6.5.2  Failure Due to Lattice. Notwithstanding anything contained in Section 6.5.1 to the contrary, in the event that Fujitsu fails to fulfill the Supply Commitment in any month due solely to (a) design defects in the 300mm Wafers caused by Lattice, (b) design changes requested by Lattice, (c) process flow changes requested by Lattice or (d) any other reason caused by Lattice, Fujitsu shall not be liable for such failure and will only be required to cooperate with Lattice to fulfill the Supply Commitment in such month.

6.5.3  Failure Due to Both Parties. Notwithstanding anything contained in Section 6.5.1, or 6.5.2 to the contrary, in the event that Fujitsu fails to fulfill the Supply Commitment due to difficulties caused jointly by Lattice and Fujitsu, the parties will mutually agree in writing upon a fair and equitable solution.

6.5.4  Failure Due to Catastrophe. In the event that any Force Majeure Event prevents Fujitsu from fabricating 300mm Wafers for Lattice, then (a) Fujitsu will immediately implement the measures required by Section 6.5.1, (b) Fujitsu will permit Lattice to inspect the New Facility or such other facilities as may be necessary, and (c) the parties will promptly begin good faith negotiations to agree on a corrective action plan.

6.6  Long-Term Failure to Meet Supply Commitment. In the event that (a) Fujitsu fails to substantially fulfill the Supply Commitment or (b) there is reason to believe that Fujitsu will be unable to substantially fulfill the Supply Commitment, and such failure is or is expected to be chronic or for an extended period, and thus is not subject to Section 6.5 above, then Lattice will have the option, in its sole discretion and subject to the dispute resolution process provided in Section 13.2, of terminating this Agreement pursuant to Section 12.

7.  Wafer Pricing and Payment.

7.1  Determination of Price. Pricing for the 300mm Wafers and Reticles for the first * periods of production at the New Facility (such a * period hereinafter referred to as "Pricing Periods") will be set forth in the applicable Product Supply Agreement(s). At least * prior to the end of the first Pricing Period and each Pricing Period thereafter the parties will meet and discuss the Prices for the 300mm Wafers and Reticles for the following Pricing Period. Prices negotiated in accordance with this Section 7.1 will be market competitive and will take into consideration the long-term business alliance of the parties.

7.2  Shipping, Insurance, Taxes, Duties, and Other Fees. Delivery terms and bearing of sales, use, value added, withholding, or other taxes or duties that may be applicable to purchase of the 300mm Wafers by Lattice will be prescribed in the Product Supply Agreement.

7.3  Payment. Other than through offset of the Credited Amount, Lattice will not be required to pay for any 300mm Wafers delivered under this Agreement or any Product Supply Agreement until the Credited Amount has been fully offset and reduced. Once the Advance Payment is fully offset, reduced or otherwise repaid, Lattice will pay Fujitsu in the manner specified in the Product Supply Agreements based on the Price for any additional 300mm Wafers purchased.

8.  Repayment of Any Unused Credited Amount. If, for any reason, there remains a portion of the Credited Amount that has not been used to purchase 300mm Wafers by December 31, 2007 (or such later date as may be mutually agreed), then Lattice will have the option, in its sole discretion and subject to the dispute resolution process provided in Section 13.2, to elect to receive repayment in cash of all or part of such then remaining outstanding portion of the Credited Amount. Fujitsu will repay any such amount within ninety (90) days of Lattice's written request therefor, together with simple interest at the rate of one and seventy-five one hundredths percent (1.75%) per annum from the date of such written request.

9.  Cooperation.

9.1  Developed Technology. Fujitsu will design and develop the Developed Technology in accordance with specifications and requirements pertaining thereto mutually agreed upon by both parties. Fujitsu will have primary responsibility for Developed Technology used in the New Facility. Fujitsu will consider Lattice's technical and business requirements in defining Developed Technology and establishing schedules for development and implementation in the New Facility. The parties will use their best efforts to develop the new Developed Technology according to the schedules set forth in Exhibit D.

9.2  *

9.3  Other Development. Without limiting the foregoing, the parties anticipate from time to time engaging in various other types of joint development and technical cooperation activities required to fabricate the 300mm Wafers and to effectuate the terms and conditions of this Agreement. The parties will discuss such joint development opportunities and will enter into appropriate agreements where applicable.

10.  Intellectual Property Rights.

10.1  Warranty and Indemnity. All warranties and indemnities with respect to the 300mm Wafers shall be as set forth in the Product Supply Agreement.

10.2  Ownership of Intellectual Property. Fujitsu will retain ownership of all of its current intellectual property rights, including those pertaining to its Process Technology. Lattice will retain ownership of all of its current intellectual property rights, including those pertaining to its Products. New inventions will be the intellectual property of the party creating the invention. In the event the parties engage in joint development activities and as a result develop joint inventions, then if such inventions are derivatives of existing intellectual property rights, then they will be owned by the party owning such intellectual property rights. If such inventions are not derivatives of existing intellectual property rights, then if such inventions (i) relate to or cover circuitry or product designs, then they will be owned by Lattice; (ii) relate to or cover Process Technology, then they will be owned by Fujitsu; and (iii) cannot be clearly identified as (i) or (ii) above, or consist of the final SPICE parameters generated during a joint development project, then they will be owned jointly by both parties. The parties will cooperate in good faith concerning use of intellectual property rights, and define any such licenses and understandings in separate agreement(s) between the parties. The parties agree to cooperate in obtaining patents, copyrights, mask works, and such other protection that the parties deem appropriate to secure their respective intellectual property rights as described herein.

10.3  Ownership of Reticles and Qualification Wafers. Subject to Fujitsu’s and Lattice’s rights described in Section 10.2 above, Lattice will have ownership of all right, title, and interest in and to the Reticles for Products and Product Qualification Wafers.

11.  Confidential Information.

11.1  Definitions. "Confidential Information" means technical information, specifications, data, drawings, designs or know-how, prices, order volumes, forecasts, product roadmaps, financial information, strategic plans, and other proprietary information disclosed between Fujitsu and Lattice in connection with this Agreement, including without limitation the provisions hereof. Confidential Information does not include information or material that is expressly covered by confidentiality provisions of a Product Supply Agreement or other agreement between the parties, it being understood that the confidentiality provisions in such agreements will apply to confidential information exchanged thereunder.

11.2  Marking. If Confidential Information is provided in a tangible form, it will be marked as confidential or proprietary. If Confidential Information is provided orally or visually, it will be treated as confidential and proprietary if it is designated as confidential or proprietary at the time of disclosure by the disclosing party and described as such in a writing provided to the other party within thirty (30) days of the oral or visual disclosure, which writing will be marked as confidential or proprietary.

11.3  Restrictions on Use. During the term of this Agreement and for a period of five (5) years thereafter, the receiving party will: (a) hold the Confidential Information in confidence using the same degree of care that it normally exercises to protect its own proprietary information but no less than a reasonable degree of care, (b) restrict disclosure of Confidential Information solely to those employees (including any contract employees or consultants) of such party on a need-to-know basis, and not disclose it to other employees or parties, (c) restrict the number of copies of Confidential Information to the number required to carry out its obligations under this Agreement, and (d) restrict use of the Confidential Information to that which is necessary to permit the receiving party of such Confidential Information to perform its obligations and exercise its rights under this Agreement.

11.4  Exceptions to Confidentiality Obligations. Neither party will use or disclose the other party’s Confidential Information except as permitted by this Agreement. The receiving party, however, will have no obligations concerning the disclosing party’s Confidential Information if the disclosing party’s Confidential Information:

a)  is made public before the disclosing party discloses it to the receiving party;

b)  is made public after the disclosing party discloses it to the receiving party (unless its publication is a breach of this Agreement or any other agreement between Fujitsu and Lattice);

c)  is rightfully in the possession of the receiving party before the disclosing party discloses it to the receiving party;

d)  is independently developed by the receiving party without the use of the Confidential Information, if such independent development is supported by documentary evidence; or

e)  is rightfully obtained by the receiving party from a third party who is lawfully in possession of the information and not in violation of any contractual, legal, or fiduciary obligation to the disclosing party with respect to the information.

11.5  Permitted Disclosures. In addition, the receiving party will be allowed to disclose Confidential Information of the disclosing party to the extent that such disclosure is (a) approved in writing by the disclosing party, (b) necessary for the receiving party to enforce its rights under this Agreement in connection with a legal proceeding; or (c) required by law, including the securities laws and regulations applicable to reporting companies under the Securities Exchange Act of 1934, or by the order or a court of similar judicial or administrative body, provided that the receiving party notifies the disclosing party of such required disclosure promptly and in writing and cooperates with the disclosing party, at the disclosing party’s reasonable request and expense, in any lawful action to contest or limit the scope of such required disclosure.

11.6  Post-termination Procedure for Confidential Information. Upon termination of this Agreement, a party that has received Confidential Information from the other party pursuant to this Agreement will return or destroy, within fourteen (14) days of the disclosing party’s request for return, all Confidential Information that was obtained or learned by the receiving party from the disclosing party, together with all copies, excerpts, and translations thereof.

12.  Term and Termination of Agreement.

12.1  Term. The term of this Agreement will extend from the date first written above until all of the Credited Amount has been credited against 300mm Wafers purchased hereunder or repaid to Lattice, unless terminated earlier pursuant to Section 12.2 or 12.3. After the expiration of this Agreement, any Product Supply Agreement in effect between the parties at such time will govern the relationship between the parties with respect to the manufacture, shipment, sale, and purchase of the 300mm Wafers or other wafers provided under this Agreement.

12.2  Termination. Either party may terminate or suspend this Agreement immediately and without liability upon written notice to the other party if any one of the following events occurs:

a)  the other party files a voluntary petition in bankruptcy or otherwise seeks protection under any law for the protection of debtors;

b)  a proceeding is instituted against the other party under any provision of any bankruptcy laws which is not dismissed within ninety (90) days;

c)  the other party is adjudged bankrupt;

d)  a court assumes jurisdiction of all or a substantial portion of the assets of the other party under a reorganization law;

e)  a trustee or receiver is appointed by a court for all or a substantial portion of the assets of the other party;

f)  the other party becomes insolvent, ceases, or suspends all or substantially all of its business;

g)  the other party makes an assignment of the majority of its assets for the benefit of creditors; or

h)  a direct competitor of one party acquires, through merger, consolidation, acquisition, or otherwise, an interest in excess of fifty percent (50%) of the voting securities or assets of the other party; or

i)  if one party transfers all or substantially all of its business to which this Agreement relates to a direct competitor of the other party.

12.3  Termination for Cause.

12.3.1  If either party fails to perform or violates any material obligation of this Agreement, then, sixty (60) days after providing written notice to the breaching party specifying the default (the "Default Notice"), the non-breaching party may terminate this Agreement, without liability, unless:

a)  the breach specified in the Default Notice has been cured within the sixty (60) day period; or

b)  the default reasonably required more than sixty (60) days to correct, and the defaulting party has begun substantial corrective action to remedy the default within such sixty (60) day period and diligently pursues such action, in which event, the non-breaching party may not terminate or suspend this Agreement unless one hundred twenty (120) days has expired from the date of the Default Notice without such corrective action being completed and the default remedied.

12.3.2  In addition, Lattice will have the right to terminate this Agreement pursuant to Section 3.l.2 (b) or Section 6.6 by delivering twenty (20) days written notice thereof to Fujitsu.

12.4  Effect of Termination

12.4.1  Subject to Section 12.4.2 and Section 12.4.3, if Lattice terminates this Agreement pursuant to Section 12.2 or 12.3.1, Fujitsu will pay to Lattice within thirty (30) days after such termination an amount of money in U.S. Dollars equal to the unused balance of the Credited Amount, together with interest at one and seventy-five one hundredths percent (1.75%) per annum from the date of notice.

12.4.2  If Lattice exercises its right to terminate this Agreement pursuant to Section 3.1.2(b), then, within six (6) months after Lattice’s delivery of the requisite notice of termination to Fujitsu, Fujitsu will repay to Lattice all installments of the Advance Payment paid to Fujitsu by Lattice under this Agreement, together with interest at one and seventy-five one hundredths percent (1.75%) per annum from the date of notice.

12.4.3  If Lattice exercises its right to terminate this Agreement pursuant to Section 6.6, then, within six (6) months after Lattice’s delivery of the requisite notice of termination to Fujitsu, Fujitsu will repay to Lattice the unused balance of the Credited Amount, together with interest at one and seventy-five one hundredths percent (1.75%) per annum from the date of notice.

12.4.4 If Fujitsu terminates this Agreement pursuant to Section 12.2 or 12.3.1, the parties will complete the purchase and sale of 300mm Wafers ordered in accordance with the applicable Product Supply Agreement and offset the relevant Credited Amount. Fujitsu will repay the then remaining Credited Amount with no interest by the later of (i) December 31, 2007, or (ii) six (6) months from such termination.

12.5  Survival. The following Sections will survive any expiration, termination or cancellation of this Agreement and the parties will continue to be bound by the terms and conditions thereof: 1, 8, 10, 11, 12.4, 12.5, and 13.

13.  Miscellaneous.

13.1  Order of Precedence. In the event of any conflicts between this Agreement and any Product Supply Agreement priority will be given first to this Agreement and second to the Product Supply Agreements. The terms and conditions on any purchase orders, acceptances, or similar documents exchanged between the parties will not apply and are hereby rejected by the receiving party.

13.2  Dispute Resolution.

13.2.1  Meeting of Executives. In the event that any dispute or disagreement between the parties as to any provision of this Agreement arises, prior to taking any other action, the matter will be referred to responsible executives of the parties for consideration and resolution. Any party may commence such proceedings by delivering a written request to the other party for a meeting of such responsible executives. The other party will be required to set a date for the meeting to be held within thirty (30) days after receipt of such request and the parties agree to exercise their best efforts to settle the matter amicably.

13.2.2  Location of Meeting. In the event that Fujitsu initiates the proceedings described in Section 13.2.1, the first meeting will be held in Hillsboro, Oregon, and all subsequent meetings will alternate between Tokyo, Japan, and Hillsboro, Oregon. In the event that Lattice initiates the proceedings described in Section 13.2.1, the first meeting will be held in Tokyo, Japan, and all subsequent meetings will alternate between Hillsboro, Oregon, and Tokyo, Japan.

13.2.3  Demand for Arbitration. Any dispute that relates to and/or arises out of this Agreement and is not resolved through a meeting of responsible executives will be decided exclusively by binding arbitration under procedures which ensure efficient and speedy resolution. Such an arbitration may be commenced by either party involved in the dispute (a) after the expiration of a sixty (60) day period following the written request to resolve the dispute, and/or (b) at such earlier time as any party involved repudiates and/or refuses to continue with its obligations to negotiate in good faith. The arbitration hearing will be conducted in the State of Hawaii, and will be in the English language (with translations and interpretations as reasonable for the presentation of evidence and/or conduct of the arbitration). Notwithstanding anything to the contrary, any party may apply to any court of competent jurisdiction for interim injunctive relief as may be allowed under applicable law with respect to irreparable harm which cannot be avoided and/or compensated by such arbitration proceedings, without breach of this Section 13.2.3 and without any abridgment of the powers of the arbitrators.

The arbitration will be conducted under the then current rules of the American Arbitration Association together with the provisions of California Code of Civil Procedure Section 1283.05. Notwithstanding anything to the contrary, (a) the arbitrators will have the power to order discovery to the extent they find such discovery necessary to achieve a fair and equitable result and (b) the arbitrators will require pre-hearing exchange of documentary evidence to be relied upon by each of the respective parties in their respective cases in chief, and pre-hearing exchange of briefs, witness lists, and summaries of expected testimony.

The arbitrators will make their decision in writing.

13.2.4  Arbitrators. The arbitration will be conducted by three (3) arbitrators. No person with a beneficial interest in the dispute under arbitration may be an arbitrator. The parties will make reasonable efforts to select arbitrators with experience in the field of semiconductor fabrication and law.

13.2.5  Binding Effect. The decision or award rendered or made in connection with such arbitration will be binding upon the parties and judgment thereon may be entered in any court having jurisdiction and/or application may be made to such court for enforcement of such decision or award. However, the arbitrators will not have the authority to create any licenses. They will only be permitted to enforce licenses which the parties have otherwise agreed to in this Agreement or the Existing Agreements.

13.2.6  Expenses. The expenses of the arbitrators will be shared equally by the parties; each party will otherwise be responsible for the costs and attorneys’ fees incurred by it.

13.3  Liability Limits. EXCEPT FOR LIABILITY FOR A BREACH OF SECTION 10.2 OR SECTION 11, FOR WHICH EQUITABLE REMEDIES WILL BE AVAILABLE, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES (INCLUDING LOST PROFITS) WHETHER BASED ON WARRANTY, CONTRACT, TORT, OR ANY OTHER LEGAL THEORY, REGARDLESS OF WHETHER SUCH PARTY HAD ACTUAL OR CONSTRUCTIVE NOTICE OF SUCH DAMAGES. IN NO EVENT WILL EITHER PARTY’S AGGREGATE LIABILITY UNDER THIS AGREEMENT EXCEED ONE HUNDRED TWENTY-FIVE MILLION U.S. DOLLARS (US$125,000,000), PLUS THE RETURN TO LATTICE OF THE THEN REMAINING OUTSTANDING PORTION OF THE CREDITED AMOUNT (INCLUDING ANY APPLICABLE INTEREST).

13.4  Assignment. Neither party will assign, transfer, or otherwise dispose of this Agreement in whole or in part without the prior consent of the other party in writing, and such consent will not be unreasonably withheld. Except in the case set forth in Section 12.2(h) or (i) above, this Agreement may be assigned in whole or in part to any Subsidiary or to a successor that has acquired a majority of the business or assets of the assigning party. Any attempted assignment in contravention of the foregoing will be null and void.

13.5  Public Announcements. The parties will jointly publicly announce the execution of this Agreement and the basic terms and conditions of this Agreement. The text of such announcement will be jointly approved by the parties. For any subsequent announcement concerning this Agreement, the party wishing to make the announcement will submit the text thereof to the other party and receive the approval of the other party of such text, which approval, unless public disclosure is required by a court or a government agency, may be delayed or withheld for any reason. However, Lattice may disclose the existence and the terms of this Agreement in a registration statement or any reports required to be filed with the Securities and Exchange Commission or in accordance with generally accepted accounting procedures under the rules of the Securities and Exchange Commission or National Association of Securities Dealers Automated Quotations, and Fujitsu may disclose the existence and the terms of this Agreement in annual or interim securities reports or any other reports required to be filed with the Financial Service Agency of Japan and as otherwise required under applicable laws and regulations.

13.6  Notice and Communications. Any notices required or permitted to be given hereunder will be in English and be sent by (a) registered airmail or (b) facsimile to be confirmed by registered airmail, addressed to:

To Fujitsu:	FUJITSU LIMITED
Attention: Director, Business Planning and Operation Dept.
Foundry Business Div, Electronic Devices Group
Akiruno Technology Center, 50 Fuchigami, Akiruno
Tokyo, 197-0833, Japan

To Lattice:	Lattice Semiconductor Corporation
Attention: General Counsel
5555 N.E. Moore Court
Hillsboro, Oregon 97124 U.S.A.

Any such notice will be deemed given at the time of its receipt by the addressee.

13.7  Relationship of the Parties. Fujitsu and Lattice are independent contractors and neither of them will be nor represent themselves to be the legal agent, partner, or employee of the other party for any purpose. Neither party will have the authority to make any warranty or representation on behalf of the other party nor to execute any contract or otherwise assume any obligation or responsibility in the name of or on behalf of the other party. In addition, neither party will be bound by, nor liable to, any third person for any act or any obligations or debt incurred by the other party, except to the extent specifically agreed to in writing by the parties.

13.8  Waiver and Amendment. Failure by either party, at any time, to require performance by the other party or to claim a breach of any provision of this Agreement will not be construed as a waiver of any right accruing under this Agreement, nor will it affect any subsequent breach or the effectiveness of this Agreement or any part hereof, or prejudice either party with respect to any subsequent action. A waiver of any right accruing to either party pursuant to this Agreement will not be effective unless given in writing.

13.9  Severability. In the event that any provision of this Agreement will be unlawful or otherwise unenforceable, such provision will be severed, and the entire agreement will not fail on account thereof, the balance continuing in full force and effect, and the parties will endeavor to replace the severed provision with a similar provision that is not unlawful or otherwise unenforceable.

13.10  Rights and Remedies Cumulative. The rights and remedies provided herein will be cumulative and not exclusive of any other rights or remedies provided by law or otherwise.

13.11  Headings. The Section headings in this Agreement are for convenience only and will not be considered a part of, or affect the interpretation of, any provision of this Agreement.

13.12  Governing Language. This Agreement and all communications pursuant to it will be in the English language. If there is any conflict between the English version and any translated version of this Agreement, the English version will govern.

13.13  Force Majeure. Except as otherwise expressly provided for herein, no party will be liable in any manner for failure or delay in fulfillment of all or part of this Agreement directly or indirectly owing to any causes or circumstances beyond its control, including, but not limited to, acts of God, governmental order or restrictions, war, war-like conditions, hostilities, sanctions, revolutions, riot, looting, plague or other epidemics, earthquake, fire, or flood ("Force Majeure Event").

13.14  Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts will together constitute but one Agreement.

13.15  Integration. This Agreement sets forth the entire agreement and understanding between the parties as to its subject matter and supersedes all prior agreements, understandings, and memoranda between the parties, except for the Product Supply Agreements and applicable non-disclosure agreements. No amendments or supplements to this Agreement will be effective for any purpose except by a written agreement signed by the parties that references this Agreement.

13.16  Government Approvals; Export Control Laws. Fujitsu will file all reports and notifications that may be required to be filed with any agency of the Government of Japan in order to allow the performance of this Agreement according to its terms. Lattice will file all reports and notifications that may be required to be filed with any agency of the Government of the United States in order to allow the performance of this Agreement according to its terms. Fujitsu will be responsible for obtaining all licenses and permits required to export the 300mmWafers from Japan, transfer technical information, and develop the technologies contemplated herein together with Lattice under any applicable Japanese laws or regulations. Lattice will be responsible for obtaining all licenses and permits required to import the 300mm Wafers to the United States, transfer technical information, and develop the technologies contemplated herein together with Fujitsu under any applicable United States laws or regulations. Neither party will transfer indirectly or directly any 300mm Wafers or technical information except in accordance with applicable Japanese and United States export control laws, import laws, and related regulations and procedures.

13.17  Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California, U.S.A. without application of its conflict of laws provisions that would require the application of the laws of any other jurisdiction.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first above written.

LATTICE SEMICONDUCTOR CORPORATION		FUJITSU LIMITED

By:	/s/	By:	/s/

Name:	Cyrus Tsui	Name:	Toshihiko Ono

Title:	Chairman and CEO	Title:	Corporate Executive Vice President,
Group President, Electronic Devices
Business Group

Date:	10-Sep-2004	Date:	10-Sep-2004

Exhibit A

Projected New Facility Completion Schedule

*

Exhibit B

Lattice Forecasted Capacity Requirement

*

Exhibit C

Target Defect Densities and Target Yields

Fujitsu will use all reasonable efforts to achieve defect density levels (Do defects/cm2) that are representative of the industry for ICs with equivalent complexity, feature size, and using a comparable copper process technology. Progress on defect density reduction will be reviewed on a quarterly basis.

For purposes of the fourth installment payment prerequisite as specified in Section 4.1.4, the relevant Target Defect Density will be less than or equal to *.

Fujitsu’s target production level defect densities are anticipated to follow the trends below:

*	Do (est.) for 90nm Process Technology	Do (est.) for 65nm Process Technology	Do (est.) for * Process Technology	Do (est.) for * Process Technology
*	*	*	*	*
*	*	*	*	*
*	*	*	*	*
*	*	*	*	*

1) Do = estimated target defect density (defects per cm2)
2) Target Yield Y = *
3) The assumption is that the * Process will be similar to *.

Exhibit D

New Process Technology Development Schedule

Calendar Year

	65nm Process Technology	* Process Technology	* Process Technology
Define product requirements (e.g. cost, performance, schedule)	*	*	*
*	*	*	*
*	*	*	*
*	*	*	*
*	*	*	*
*	*	*	*
*	*	*	*
*	*	*	*
*	*	*	*
First Product tape-out	*	*	*
Demonstrate technology manufacturability as measured by meeting target yields *	*	*	*
Process qualified	*	*	*
First Product qualified	*	*	*
*	*	*	*

*

The assumption is that the * Process will be similar to *.

The dates in the schedule above are for *.

Notwithstanding anything contrary in this Agreement, the content and schedule above show Fujitsu’s project as of the date hereof and may be changed upon mutual agreement.

The * Process Technology will require a separate development agreement between the parties.

Exhibit E

Total 300mm Capacity

*